UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR

Company Name	CPFL ENERGIA S.A.

Headquarters address	Rua Gomes de Carvalho, nº 1510 - 14º andar – Conj. 1402 - São
Paulo - S.P.

Website	ri@cpfl.com.br

Nome: José Antonio de Almeida Filippo
Investor Relations	E-mail: jfilippo@cpfl.com.br
Officer	Telefone(s): (19) 3756-8700
Fax: (19) 3756-8777

Nome: Vitor Fagá de Almeida
Investor Relations	E-mail: vitorfaga@cpfl.com.br
Manager	Telefone(s): (19) 3756-6083
Fax: (19) 3756-6089

Newspapers in which	Diário Oficial do Estado de São Paulo – DOE Valor Econômico
corporate facts are
published

Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2006

EVENT	DATE

Delivery to BOVESPA/CVM	02/13/2007

Publication	02/14/2007

Standardized Financial Statements for the fiscal year ended December 31, 2006

EVENT	DATE

Delivery to BOVESPA/CVM	02/12/2007

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2006

EVENT	DATE

Delivery to BOVESPA/CVM	04/30/2007

Shareholder payments related to the results of the fiscal year ended December 31, 2006

Payment	Event-Date	Amount (R$)	Value in R$/share	Payment

			ON	date

Dividends	BDM –08/09/2006	612 million	1.275606865	09/29/2006

Dividends	BDM –02/12/2007	722 million	1.504742480	To be defined

Annual Information for the fiscal year ended December 31, 2006

EVENT	DATE

Delivery to BOVESPA/CVM	05/10/2007

Quarterly Information

EVENT	DATE

Delivery to BOVESPA /CVM

For the 1st quarter	05/09/2007

For the 2nd quarter	08/08/2007

For the 3rd quarter	11/08/2007

Quarterly information in English according to international standards

EVENT	DATE

Delivery to BOVESPA /CVM

For the 1st quarter	05/0 9/2007

For the 2nd quarter	08/08/2007

For the 3rd quarter	11/08/2007

General Shareholders’ Meeting

EVENT	DATE

Delivery of the Call Notice to BOVESPA/CVM, accompanied by the management proposal, if applicable	02/28/2007

Publication of the Call Notice	03/01/2007

General Shareholders’ Meeting	04/10/2007

Delivery of the main resolutions from the General Shareholders’ Meeting to BOVESPA/CVM	04/10/2007

Delivery of the minutes of the General Shareholders’ Meeting to BOVESPA/CVM	04/20/2007

Public Meeting with Analysts

EVENT	DATE

Public Meeting with Analysts, open to other interested parties	03/01/2007 - SP
03/09/2007 - RJ
03/29/2007 - RS
05/15/2007 - SP
05/29/2007 – RJ
05/31/2007- MG
08/14/2007- SP
08/16/2007 - RS
08/22/2007- RJ
11/13/2007 - SP
11/27/2007 – RJ
11/29/2007- MG

Conference Calls

EVENT	DATE

National and International Conference Calls
- Analysis of 2006 Results	02/13/2007
- Analysis of 1Q07 results	05/10/2007
- Analysis of 2Q07 results	08/09/2007
- Analysis of 3Q07 results	11/09/2007

Scheduled Board of Directors Meetings

EVENT	DATE

2006 Results	02/12/2007

Delivery of the minutes to BOVESPA/CVM	02/12/2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.